UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

December 7, 2023

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

111 quai du Président Roosevelt

92130 Issy-les-Moulineaux, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F ☒	Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 OF ORANGE FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON THE DATE HEREOF AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED BY ORANGE.

Exhibit List

Exhibit No.	Description
Exhibit 99.1

Operating and Financial Review and Prospects for the Six Months Ended June 30, 2022 and 2023 and Unaudited Interim Condensed Consolidated Financial Statements for the Six Months Ended June 30, 2022 and 2023

Exhibit 99.2	Capitalization
Exhibit 99.3	Recent Developments Since June 30, 2023

PRESENTATION OF INFORMATION

The financial information presented in this Report on Form 6-K, including the Exhibits attached hereto, is unaudited, unless otherwise noted. In particular, the financial information (i) drawn from the unaudited interim condensed consolidated financial statements for the six months ended June 30, 2022 and 2023, (ii) with respect to the three month and nine month periods ended September 30, 2022 and 2023, and (iii) for any dates subsequent to September 30, 2023 is unaudited.

CAUTIONARY STATEMENT ABOUT FORWARD-LOOKING STATEMENTS

As used herein, the terms “Orange,” “Orange Group,” the “Group,” “we,” “our,” “ours” and “us,” unless the context otherwise requires, refer to Orange together with its consolidated subsidiaries, and the “Company” and “Orange S.A.” refer to the parent company, a French société anonyme (corporation), without its subsidiaries.

This Report on Form 6-K, including the Exhibits attached hereto, contains forward-looking statements (within the meaning of Section 27A of the U.S. Securities Act of 1933 (the “Securities Act”) or Section 21E of the U.S. Securities Exchange Act of 1934 (the “Exchange Act”)), including, without limitation, certain statements made in Exhibit 99.1 and Exhibit 99.3 attached hereto. Forward-looking statements can be identified by the use of forward-looking terminology such as “should”, “could”, “can”, “contemplate”, “would”, “will”, “expect”, “consider”, “believe”, “anticipate”, “pursue”, “foresee”, “plan”, “project”, forecast”, “guideline”, “predict”, “intend”, “is designed to”, “be aimed at”, “strategy”, “objective”, “prospects”, “outlook”, “trends”, “may”, “might”, “target”, “aim”, “change”, “intention”, “ambition”, “risk”, “potential”, “commitment” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by the forward-looking nature of discussions of strategy, plans or intentions. Although Orange believes these statements are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, including matters not yet known to Orange or not currently considered material by Orange, and there can be no assurance that anticipated events will occur or that the objectives set out will actually be achieved.

Important factors that could cause actual results to differ materially from the results anticipated in the forward-looking statements include the following:

●	Orange’s broad geographic footprint and the scope of its activities expose it to geopolitical, macroeconomic, security and operational risks;
●	The shift of Orange’s ecosystem toward a more open and fragmented model enables global non-telco players to take an increasing share of the service and network value chain;
●	The high concentration of Orange’s critical suppliers, the growing use of outsourcing, as well as global supply tensions represent a risk for the Group’s activities;
●	Orange is exposed to risks of disclosure or inappropriate modification of stakeholder data, particularly in the event of cyberattacks;
●	A large part of Orange’s revenues is generated in both highly competitive and regulated markets, where pressure on prices remains strong in an inflationary context;
●	Orange is exposed to the risk of interruption to its services, particularly in the event of cyberattacks, conflicts or a shortage of strategic resources;
●	Orange’s technical infrastructure is vulnerable to intentional or accidental damage, but also to natural disasters, the occurrence of which has increased due to climate change;
●	Faced with the high connectivity needs linked to changing uses, Orange must accelerate the roll-out of its networks while improving the quality of service, but such investments are constrained by the availability of its resources;
●	The development of mobile financial services activities in an increasing number of countries poses risks to Orange that are specific to this sector in each of its host countries;
●	The execution of Orange’s new strategy may not yield the expected results;

●	The Group’s brand policy represents a risk for the Orange brand image;
●	The scope of Orange’s business activities and the interconnection of its networks expose it to various acts of technical fraud, specific to the telecommunications sector;
●	Orange operates in highly regulated markets, and its business activities and earnings could be materially affected by changes in laws or regulations, including those that are extraterritorial in nature, or by changes in government policy;
●	Orange is exposed, particularly as a result of cyberattacks, to risks of disclosure or inappropriate modification of personal data, especially those of its customers;
●	Orange faces a variety of internal and external risks relating to human health and safety.

Forward-looking statements speak only as of the date they are made. Other than as required by law, Orange does not undertake any obligation to update these statements in light of new information or future developments. Orange urges you to carefully review and consider the various disclosures it makes in this Report on Form 6-K and its Annual Report on Form 20-F for the year ended December 31, 2022, filed on March 30, 2023 (the “Annual Report on Form 20-F”), including the documents incorporated by reference, concerning the factors that may affect its business, including the disclosures made in “Item 3. Key information—3.D. Risk factors,” “Item 5. Operating and financial review and prospects,” and “Item 11. Quantitative and qualitative disclosures about market risk” in the Annual Report on Form 20-F. These statements should be read completely and with the documents that are referenced herein and filed as exhibits and with the understanding that Orange’s actual future results may be materially different from what is expected. Orange qualifies all forward-looking statements by these cautionary statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORANGE

Date: December 7, 2023	By:	/s/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations